

Mail Stop 6010

March 14, 2008

Mr. Hilarion V. Cajucom, Jr.
Chief Financial Officer
PSi Technologies Holdings, Inc.
Electronics Avenue
Taguig Metro Manila, 1604
Philippines

> **Re:** **PSi Technologies Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **File No. 000-30582**

Dear Mr. Cajucom:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Branch Chief